UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              HAIN FOOD GROUP, INC.
                           --------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par Value
                        -------------------------------
                         (Title of Class of Securities)

                                    405219106
                              -------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                     -------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 8, 1997
                           -------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 13 Pages

                                                              Page 2 of 13 Pages


                                  SCHEDULE 13D

CUSIP No. 405219106

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Soros Fund Management LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,126,700/1/

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    13.17%

14       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
---------------

1.       See Item 5.

                                                              Page 3 of 13 Pages


                                  SCHEDULE 13D

CUSIP No. 405219106

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  George Soros (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,126,700/1/

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row ( 1)

                                    13.17%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
-----------------------

1.       See Item 5.

                                                              Page 4 of 13 Pages


                                  SCHEDULE 13D

CUSIP No. 405219106

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Stanley F. Druckenmiller (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,126,700/1/

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    13.17%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
-------------------

1.       See Item 5.

                                                              Page 5 of 13 Pages

CUSIP No. 405219106

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  White Rock Capital, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Source of Funds*

                  WC

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Item 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Texas

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  1,264,700
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            1,264,700

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,264,700

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    14.78%

14       Type of Reporting Person*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 13 Pages


                                  SCHEDULE 13D

CUSIP No. 405219106

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Thomas U. Barton

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  55,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  1,264,700
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   55,000
    With
                           10       Shared Dispositive Power
                                            1,264,700

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,319,700

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                            15.42%

14       Type of Reporting Person*

                  IN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 13 Pages


                                  SCHEDULE 13D

CUSIP No. 405219106

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Joseph U. Barton

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4         ource of Funds*

                  PF; AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  25,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  1,264,700
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   25,000
    With
                           10       Shared Dispositive Power
                                            1,264,700

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,289,700

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    15.07%

14       Type of Reporting Person*

                  IN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 13 Pages


               This Amendment No. 1 to Schedule 13D relates to shares of Common Stock, $.01 par value per share (the "Shares"), of Hain Food Group, Inc. (the "Issuer"). This Amendment No. 1 amends the initial statement on Schedule 13D dated February 18, 1997 (the "Initial Statement") filed by the Reporting Persons (as defined herein). This Amendment No. 1 is being filed by the Reporting Persons to report the recent acquisition of Shares for the accounts of Quasar International Partners C.V., a Netherlands Antilles limited partnership ("Quasar Partners"), Collins Capital Diversified Fund, L.P., a Delaware limited partnership ("Collins Capital"), and Joseph U. Barton, as a result of which the percentage of Shares of which the Reporting Persons may be deemed to be the beneficial owner has increased by more than one percent. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.        Identity and Background.

               This Statement is filed on behalf of Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC"), Mr. George Soros ("Mr. Soros"), Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller"), White Rock Capital, L.P., a Texas limited partnership ("White Rock"), Thomas U. Barton and Joseph U. Barton (collectively, the "Reporting Persons").

               Updated information concerning the Managing Directors of SFM LLC is attached hereto as Annex A and incorporated herein by reference.

Item 3.        Source and Amount of Funds or Other Consideration.

               White Rock expended approximately $3,063,044 of the working capital of Quasar Partners to purchase the Shares reported herein as being acquired within the last 60 days. White Rock expended approximately $163,457 of the working capital of Collins Capital to purchase the Shares reported herein as being acquired within the last 60 days. Joseph U. Barton expended approximately $85,579 of his personal funds to purchase the Shares reported herein as having been acquired within the last 60 days.

               The Shares (and securities derivative thereof) held for the accounts of Quasar Partners, other SFM Clients, Collins Capital, White Rock, Thomas U. Barton and Joseph U. Barton may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firm's credit policies. The Shares which may be held in the margin accounts are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 5.        Interest in Securities of the Issuer.

               (a) (i) As a consequence of SFM LLC's ability to terminate the White Rock Contract with respect to all investments, including those involving the Shares, and acquire voting and dispositive power over the Shares within 60 days, notwithstanding the fact that none of SFM LLC, Mr. Soros and Mr.
Druckenmiller currently exercises such power, SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed the beneficial owner of 1,126,700 Shares (approximately 13.17% of the total number of Shares outstanding).

                    (ii) White Rock may be deemed the beneficial owner of 1,264,700 Shares (approximately 14.78% of the total number of Shares outstanding). This number consists of (1) 1,126,700 Shares held for the account of Quasar Partners and (2) 138,000 Shares held for the account of Collins Capital.

                                                              Page 9 of 13 Pages



                    (iii) Thomas U. Barton may be deemed the beneficial owner of 1,319,700 Shares (approximately 15.42% of the total number of Shares outstanding assuming the exercise of the Barton Options). This number consists of (1) 1,126,700 Shares held for the account of Quasar Partners, (2) 138,000 Shares held for the account of Collins Capital, and (3) 55,000 Shares issuable upon exercise by Thomas U. Barton of the Barton Options currently held for his account.

                    (iv) Joseph U. Barton may be deemed the beneficial owner of 1,289,700 Shares (approximately 15.07% of the total number of Shares outstanding). This number consists of (1) 1,126,700 Shares held for the account of Quasar Partners, (2) 138,000 Shares held for the account of Collins Capital and (3) 25,000 Shares held for his account.

               (b) (i) White Rock, Thomas U. Barton and Joseph U. Barton are currently vested with shared power to direct the voting and disposition of the 1,126,700 Shares held for the account Quasar Partners as a result of the White Rock Contract and the positions of Thomas U. Barton and Joseph U. Barton as the general partners of White Rock. SFM LLC has the contractual authority on behalf of Quasar Partners to terminate the White Rock Contract within 60 days and, as a result, SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed to have the ability to acquire the voting and dispositive power held by White Rock with respect to the 1,126,700 Shares.

                    (ii) White Rock, Thomas U. Barton and Joseph U. Barton are currently vested with shared power to direct the voting and disposition of the 138,000 Shares held for the account of Collins Capital.

                    (iii) Thomas U. Barton is currently vested with the sole power to direct the voting and disposition of the 55,000 Shares issuable upon exercise by Thomas U. Barton of the Barton Options currently held for his account.

                    (iv) Joseph U. Barton is currently vested with the sole power to direct the voting and disposition of the 25,000 Shares held for his account.

               (c) Except for the transactions disclosed on Annex B hereto, all of which were effected in the over-the-counter market in routine brokerage transactions, there have been no transactions with respect to the Shares since May 12, 1997 (60 days prior to the date hereof) by any of the Reporting Persons, Collins Capital or Quasar Partners.

               (d) (i) The partners of Quasar Partners, including Quasar International Fund N.V., a Netherlands Antilles corporation, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held for the account of Quasar Partners in accordance with their partnership interests in Quasar Partners.

                    (ii) The partners of Collins Capital have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by Collins Capital in accordance with their partnership interests in Collins Capital.

                    (iii) Thomas U. Barton has the sole right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares issuable upon exercise by Thomas U. Barton of the Barton Options currently held for his account.

                                                             Page 10 of 13 Pages


                    (iv) Joseph U. Barton has the sole right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for his account.

               (e) Not applicable.

               SFM LLC, Mr. Soros and Mr. Druckenmiller expressly disclaim beneficial ownership of any Shares (or securities derivative thereof) not held for the accounts of the SFM Clients. White Rock expressly disclaims beneficial ownership of any Shares (or securities derivative thereof) not held for the accounts of the White Rock Clients. Thomas U. Barton expressly disclaims beneficial ownership of any Shares (or securities derivative thereof) not held for his personal account or the accounts of the White Rock Clients. Joseph U. Barton expressly disclaims beneficial ownership of any Shares (or securities derivative thereof) not held for his personal account or the accounts of the White Rock Clients.


Item 7.        Material to be Filed as Exhibits.

               A. Power of Attorney dated as of January 1, 1997 granted by Mr. Soros in favor of Mr. Sean C. Warren and Mr. Michael C. Neus (filed as Exhibit A to the Initial Statement and incorporated herein by reference).

               B. Power of Attorney dated as of January 1, 1997 granted by Mr. Druckenmiller in favor of Mr. Sean C. Warren and Mr. Michael C. Neus (filed as Exhibit B to the Initial Statement and incorporated herein by reference).

               C. Joint Filing Agreement dated January 1, 1997 by and among SFM LLC, Mr. Soros, Mr. Druckenmiller, White Rock, Thomas U. Barton and Joseph U. Barton (filed as Exhibit C to the Initial Statement and incorporated herein by reference).

                                                             Page 11 of 13 Pages


                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  July 11, 1997                    SOROS FUND MANAGEMENT LLC


                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Assistant General Counsel


                                        GEORGE SOROS


                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


                                        STANLEY F. DRUCKENMILLER


                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


                                        WHITE ROCK CAPITAL, L.P.


                                        By:  /S/ THOMAS U. BARTON
                                             ----------------------------------
                                             Thomas U. Barton
                                             General Partner


                                        /S/ THOMAS U. BARTON
                                        ---------------------------------------
                                        Thomas U. Barton


                                        /S/ JOSEPH U. BARTON
                                        ---------------------------------------
                                        Joseph U. Barton

                                                             Page 12 of 13 Pages


                                     ANNEX A



               The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC:


                               Scott K. H. Bessent
                                 Walter Burlock
                                Brian J. Corvese
                               Jeffrey L. Feinberg
                                  Arminio Fraga
                                 Gary Gladstein
                                    Ron Hiram
                                Robert K. Jermain
                                 David N. Kowitz
                               Alexander C. McAree
                                  Paul McNulty
                              Gabriel S. Nechamkin
                                   Steven Okin
                                  Dale Precoda
                               Lief D. Rosenblatt
                                 Mark D. Sonnino
                             Filiberto H. Verticelli
                                 Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

To the best of the Reporting Persons' knowledge:

         (a)  None of the above persons holds any Shares.
         (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.

                                                             Page 13 of 13 Pages

                                     ANNEX B

                   RECENT TRANSACTIONS IN THE COMMON STOCK OF
                              HAIN FOOD GROUP, INC.




                                 Date of             Nature of            Number of
For the Account of             Transaction          Transaction            Shares          Price Per Share
------------------             -----------          -----------            ------          ---------------

Quasar Partners/1/               07/08/97               Buy                415,000            5.923
                                 07/09/97               Buy                100,000            6.049


Joseph U. Barton                 05/16/97               Sell                5,000             4.252
                                 05/16/97               Sell                5,000             4.159
                                 06/17/97               Sell                5,000             4.669
                                 07/07/97               Buy                 1,000             5.373
                                 07/07/97               Buy                 4,000             5.435
                                 07/08/97               Buy                 5,000             5.748
                                 07/08/97               Buy                 5,000             5.946



Collins Capital                  06/19/97               Buy                 3,000             5.125
                                 07/08/97               Buy                25,000             5.923









--------
1        Transactions effected at the direction of White Rock Capital, L.P.
